MORGAN, LEWIS & BOCKIUS LLP
101 Park Avenue
New York, NY 10178

November 12, 2004

VIA EDGAR

Ms. Barbara C. Jacobs
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC 20549

Re:
Novell, Inc.
Registration Statement on Form S-3
Filed September 24, 2004
File No. 333-119281

Dear Ms. Jacobs:

On behalf of our client, Novell, Inc. (the "Company"), we are responding to the comments set forth in the comment letter from the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") dated October 22, 2004 in respect of the Company's Registration Statement on Form S-3 (the "Registration Statement").

In response to your letter, set forth below are your comments in italics followed by our response to your comments.

Where indicated below we have included changes to the disclosure in Amendment No. 1 to the Registration Statement, which we are filing contemporaneously with this response letter.

1.
Please identify the natural person(s) with sole or shared voting or dispositive power over the shares held by the selling securityholders for each of the entities listed in the Selling Securityholders table. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual which are publicly available on our website. Also, for entities such as Thomas Weisel Partners, to ensure clarity please include the full name of the entity.

The Company has revised the disclosure in the "Selling Securityholders" section of the Registration Statement to identify in the footnotes to the selling securityholders table the natural person(s), if any, with sole or shared voting or dispositive power over the Company's 0.50% Convertible Senior Debentures due 2024 (the "Debentures") and the shares of its common stock issuable upon conversion of the Debentures held by the selling securityholders for each of the entities set forth in the selling securityholders table which is not a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a majority-owned subsidiary of a reporting company under the Exchange Act or a registered investment company under the Investment Company Act of 1940, as amended.

The Company has also revised, where necessary, the disclosure in the selling securityholders table to include the full name of each entity identified as a selling securityholder.

2.
You indicate that the selling securityholder information is provided as of September 23, 2004. Please note that the selling securityholder information should be provided as of the anticipated effective date. Please expand footnote 1 on page 56 to clarify that the selling shareholder information would be provided by means of prospectus supplements with respect to pledgees, donees, transferees and other successors who acquire their shares after the effective date of the registration statement from named selling securityholders, and that in other instances would be provided by post-effective amendment.

The Company notes that the selling securityholder information should be provided as of the anticipated effective date of the Registration Statement and has revised the second paragraph on page 54 to delete the reference to September 23, 2004.

The Company has revised footnote 1 on page 56 to clarify that the information about selling securityholders will be provided by means of prospectus supplements with respect to pledgees, donees, transferees and other successors who acquire their Debentures or underlying shares of common stock after the effective date of the Registration Statement from named selling securityholders, and that the information about other securityholders not identified in the prospectus forming a part of the Registration Statement will be provided by post-effective amendment of the Registration Statement.

3.
We note that it appears the aggregate dollar value of the notes issued to named persons does not equate to the aggregate dollar amount registered. Please include a separate line item in your Selling Securityholder table that aggregates the dollar value of offered securities attributable to unnamed selling securityholders. Further, please state that these securityholders cannot use the prospectus to sell shares. Also, indicate that you will file by post-effective amendment that contains the information required by Item 507 of Regulation S-B for all the unnamed securityholders.

The Company has revised the disclosure under "Selling Securityholders" by adding a new paragraph on page 54 which sets forth both the aggregate principal amount of outstanding Debentures accounted for by the selling securityholders identified in the selling securityholders table and the aggregate principal amount of outstanding Debentures not accounted for by such selling securityholders. The revised disclosure further states that the prospectus which forms a part of the Registration Statement cannot be used to sell the Debentures or the underlying shares of common stock unaccounted for by the selling securityholders identified in the selling securityholders table unless and until the Company files a post-effective amendment to the Registration Statement containing the information regarding the securityholders that account for such Debentures and underlying shares of common stock required by Item 507 of Regulation S-K. The Company supplementally advises the Staff that it will file such post-effective amendments to the Registration Statement upon request by, and receipt of requisite information from, any unnamed securityholder in accordance with the terms of the Registration Rights Agreement incorporated by reference as Exhibit 4.5 to the Registration Statement.

4.
Please revise the final sentence of the sixth paragraph on page 60 to identify which of the selling securityholders is a registered broker-dealer, and unless a registered broker-dealer that is a selling securityholder acquired its shares as transaction-based compensation for investment banking services, name the broker-dealer as an underwriter. Please also indicate which selling securityholders are affiliated with a registered broker-dealer and briefly describe the affiliation. With respect to any selling securityholder that is an affiliate of a registered broker-dealer, disclose whether such selling securityholder purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company has added footnotes to the selling securityholders table indicating which of the selling securityholders have identified themselves as registered broker-dealers. As also described in these footnotes, none of the named selling securityholders which have advised the Company that they are broker-dealers acquired the Debentures or underlying common stock as transaction-based compensation for investment banking services. Accordingly, the Company has revised the disclosure under "Plan of Distribution" to indicate that the selling securityholders that have identified themselves as broker-dealers are underwriters.

The Company has also added footnotes to the selling securityholders table indicating which of the selling securityholders are affiliates of registered broker-dealers. Further, the Company has revised the disclosure under "Plan of Distribution" by adding a paragraph on page 61 stating that each selling securityholder that has identified itself as a broker-dealer or an affiliate of a broker-dealer acquired the Debentures and underlying common stock in the ordinary course of business and, at the time of such acquisition, had no agreement or understanding, directly or indirectly, with any person to distribute the Debentures or the underlying shares of common stock.

The Company supplementally advises the Staff that the selling securityholders identified in the Registration Statement have advised us of the following affiliations with registered broker-dealers:

  •
  Advisory Convertible Arbitrage Fund (I) L.P.'s general partner, Advisory Convertible Arbitrage L.L.C., is an indirect subsidiary of American Express Asset Management Group, Inc., a registered broker-dealer.

  •
  Arbitex Master Fund, L.P. is under common control with HFV Investments, Inc., a registered broker-dealer.

  •
  Citadel Credit Trading Ltd. is under common control with Citadel Derivatives Group LLC, Citadel Trading Group L.L.C., Palafox Trading LLC and Aragon Investments, Ltd., each a registered broker-dealer.

  •
  Citadel Equity Fund Ltd. owns the broker-dealer Aragon Investments, Ltd. and is under common control with Citadel Derivatives Group LLC, Citadel Trading Group L.L.C. and Palafox Trading LLC, each a registered broker-dealer.

  •
  Credit Suisse First Boston Europe Limited is affiliated with Credit Suisse First Boston, LLC, a registered broker-dealer.

  •
  DB AG London is affiliated with Deutsche Bank Securities Inc., a registered broker-dealer.

  •
  Fidelity Puritan Trust: Fidelity Balanced Fund is affiliated with Fidelity Brokerage Services LLC, National Financial Services LLC, Fidelity Distributors Institutional Services Company, Inc. and REDIBook ECN LLC, each a registered broker-dealer.

  •
  HBK Master Fund L.P. is affiliated with HBK Global Securities L.P., a registered broker-dealer.

  •
  HighBridge International LLC is a subsidiary of, and thereby affiliated with, Highbridge Capital Corp., a registered broker-dealer.

  •
  HSBC Asset Management (Americas) Inc. is affiliated with HSBC Securities Inc. and HSBC Brokerage (USA) Inc., each a registered broker-dealer, by virtue of being owned by the same ultimate parent company.

  •
  Prudential Life Insurance Co. of America is affiliated with Prudential Insurance Co., a registered broker-dealer.

  •
  R2 Investments LDC is affiliated with Q Investments, L.P., a registered broker-dealer, by virtue of having the same ultimate general partner as the investment manager of R2 Investments LDC.

  •
  Salomon Brothers Asset Management Inc. is affiliated with Citigroup Global Markets, Inc., a registered broker-dealer

  •
  Sentinel Capital Markets Income Fund is managed by Evergreen Securities Management Company, the ultimate parent of which,Wachovia Bank, also owns Wachovia Securities LLC, a registered broker-dealer.

  •
  UBS AG London Branch is affiliated with UBS Securities, LLC, a registered broker-dealer.

  •
  Victus Capital, LP is affiliated with H.C. Wainwright & Co., Inc., a registered broker-dealer, as a result of the controlling interest in H.C. Wainwright & Co., Inc. held by the ultimate owner of the sole limited partner of Victus Capital, LP.

5.
Please supplementally confirm that Citigroup Global Markets Inc., received the securities it is offering as transaction-based compensation for investment banking services and in your response letter describe the terms on which these securities were earned as compensation.

The Company supplementally advises the Staff that the securities beneficially owned by Citigroup Global Markets Inc. which are listed in the Registration Statement were not acquired as transaction-based compensation for investment banking services, but rather were acquired in the ordinary course of business and, at the time of such acquisition, without any agreement or understanding, directly or indirectly, with any person to distribute the Debentures or the underlying shares of common stock.

6.
You indicate that the selling securityholders may engage in short sales and hedging transactions. If true, please confirm that none of selling securityholders currently has an open position in Novell common stock or debentures except as disclosed in the footnotes to the Selling Securityholders table. Also, supplementally confirm that you and the selling securityholders are aware of interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual on this matter.

The Company has revised the disclosure relating to short sales and hedging transactions in the third paragraph on page 61 to state that the prospectus, which forms a part of the Registration Statement, may not be used for disposals of Debentures or underlying shares of common stock in connection with the settlement of short sales effected prior to the effectiveness of the Registration Statement.

The Company supplementally advises the Staff that it is aware of interpretation A.65 of the July 1997 Publicly Available Telephone Interpretation Manual regarding short sales by selling securityholders relating to securities being registered for resale. Further, the Company has informed each selling securityholder named in the prospectus included in the Registration Statement of interpretation A.65 of the July 1997 Publicly Available Telephone Interpretation Manual and its content by delivering to each such selling securityholder, concurrently with the filing of Amendment No. 1 to the Registration Statement, a communication giving notice of the filing of Amendment No. 1 to the Registration Statement and describing the Staff's comment on this matter and setting forth the text of interpretation A.65 of the July 1997 Publicly Available Telephone Interpretation Manual.

7.
Please update your Form S-3 to incorporate by reference all documents subsequently filed, including your current report on Form 8-K and amendment thereto dated September 27, 2004 and October 7, 2004, respectively.

The Company has revised the prospectus which forms a part of the Registration Statement to incorporate by reference all documents filed with the SEC subsequent to the filing of the Registration Statement on September 24, 2004, including the Form 8-K dated September 27, 2004 and related Form 8-K/A dated October 7, 2004, respectively, as well as reports on Form 8-K dated November 2, 2004, November 4, 2004 and November 12, 2004.

8.
Please have counsel supplementally confirm that it is their understanding that the reference in exhibit 5.1 to "Delaware General Corporation Law" includes other Delaware statutory provisions as well as the Delaware Constitution and reported judicial decisions interpreting these laws.

Morgan, Lewis & Bockius LLP supplementally advises the Staff that it understands the reference in Exhibit 5.1 to "Delaware General Corporation Law" to include the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

***

        If you have any questions, please feel free to contact me at (212) 309-6843 or Finn Murphy at (212) 309-6704.

Sincerely yours,

/s/ HOWARD A. KENNY Howard A. Kenny
cc:
Novell, Inc.
Joseph A. LaSala
Jay Reilly
Morgan, Lewis & Bockius LLP
Howard L. Shecter
Finn Murphy